FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 under
the Securities Exchange Act of 1934

For the month ended October 2009

ICON plc
 (Registrant’s name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
ciaran.murray@iconplc.com
00-11-353-1-291-2000
(Name, telephone number, email and/or fascmile number and address of company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Yes___X___                                              No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes______                                                No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes______                                                No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes_______                                              No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I – IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis.  We have approximately 7,000 employees worldwide, with operations in 68 locations in 38 countries, including the United States and major markets in Europe and Rest of World. For the nine months ended September 30, 2009 we derived approximately 47.7%, 44.3% and 8.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

Recent Developments

Bonus Issue

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”).  The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008.  All outstanding ordinary share amounts referenced in the condensed consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

Acquisitions

On July 9, 2009, the Company acquired 100% of the common stock of Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, for an initial cash consideration of $1.9 million (Stg£1.2 million).

On April 28, 2009, the Company acquired the assets of the former Qualia Clinical Services, Inc., a 33,000 square foot Phase 1 facility, located in Omaha, Nebraska, for $0.3 million.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.7 million, excluding costs of acquisition.  On April 30, 2009, a further $5.0 million was paid in respect of certain performance milestones for the year ended December 31, 2008.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.

Bank Credit Lines and Loan Facilities

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($51.4 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At September 30, 2009, €7 million ($10.3 million), was available to be drawn under this facility.

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million.  The facilities comprise a one year Euro facility of approximately €20 million ($29.4 million), with the balance comprising a three year US dollar facility.  The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favor of the bank.  As at September 30, 2009, $75 million was available to be drawn under these facilities.

On January 2, 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  As at September 30, 2009, $25 million was available to be drawn under this facility.

On May 29, 2009, committed credit facilities were negotiated with Citibank Europe for $20 million.  The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million.  On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan.  These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favor of the bank.  As at September 30, 2009, the full amount of these facilities were available to be drawn down.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

	(Unaudited)	(Audited)
	September 30, 2009	December 31, 2008
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$68,180	$58,378
Short term investments - available for sale	104,692	42,726
Accounts receivable	191,962	210,535
Unbilled revenue	118,398	141,727
Other receivables	7,232	11,196
Deferred tax asset	12,771	5,609
Prepayments and other current assets	29,708	24,332
Income taxes receivable	2,234	5,776
Total current assets	535,177	500,279
Other Assets:
Property, plant and equipment, net	182,542	171,748
Goodwill	176,144	169,344
Non-current other assets	3,138	2,179
Non-current income taxes receivable	5,507	4,840
Non-current deferred tax asset	10,604	8,271
Intangible asset	9,028	10,624
Total Assets	$922,140	$867,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,377	$17,505
Payments on account	172,699	121,935
Other liabilities	120,148	130,223
Deferred tax liability	1,172	1,356
Bank credit lines and loan facilities	2,570	40,193
Income taxes payable	15,553	3,110
Total current liabilities	319,519	314,322
Other Liabilities:
Long term government grants	1,861	1,386
Long term finance leases	235	470
Non-current income taxes payable	17,244	15,949
Non-current deferred tax liability	14,283	12,196
Non-current other liabilities	2,444	1,410
Non-current bank credit lines & loan facilities	25,700	65,186
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
58,647,536 shares issued and outstanding at September 30, 2009 and
58,518,195 shares issued and outstanding at December 31, 2008	4,933	4,921
Additional paid-in capital	168,290	162,057
Accumulated other comprehensive income	17,996	3,178
Retained earnings	349,635	286,210
Total Shareholders' Equity	540,854	456,366

Total Liabilities and Shareholders' Equity	$922,140	$867,285
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(in thousands except share and per share data)

Revenue:
Gross revenue	$317,179	$313,637	$936,686	$914,082
Reimbursable expenses	(96,818)	(88,126)	(276,493)	(268,927)

Net revenue	220,361	225,511	660,193	645,155

Costs and expenses:
Direct costs	127,179	127,948	376,493	364,113
Selling, general and administrative expense	54,369	62,494	173,637	187,328
Depreciation and amortization	8,404	7,937	23,420	20,676
One-time net charges	-	-	8,941	-

Total costs and expenses	189,952	198,379	582,491	572,117

Income from operations	30,409	27,132	77,702	73,038
Interest income	46	665	619	2,208
Interest expense	(739)	(889)	(2,923)	(2,951)

Income before provision for income taxes	29,716	26,908	75,398	72,295
Provision for income taxes	(5,765)	(5,355)	(11,973)	(14,493)
Minority interest	-	(173)	-	(707)

Net income	$23,951	$21,380	$63,425	$57,095
Net income per Ordinary Share:
Basic	$0.41	$0.37	$1.08	$0.98
Diluted	$0.40	$0.35	$1.06	$0.93

Weighted average number of Ordinary Shares outstanding:

Basic	58,624,028	58,451,960	58,579,402	58,156,869

Diluted	59,953,574	61,847,265	59,781,092	61,357,893

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND SEPTEMBER 30, 2008
(UNAUDITED)

	Nine Months Ended
	September 30, 2009	September 30, 2008
	(in thousands)
Cash flows from operating activities:
Net income	$63,425	$57,095
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	247	168
Depreciation and amortization	23,420	20,676
Amortization of grants	(109)	(90)
Share compensation expense	4,934	4,433
Deferred taxes	(7,516)	(425)
Minority interest	-	707
Changes in assets and liabilities:
Decrease /(increase) in accounts receivable	27,463	(53,749)
Decrease in unbilled revenue	20,516	4,871
Decrease/(increase) in other receivables	4,375	(8,011)
Increase in prepayments and other current assets	(4,028)	(6,452)
Increase in other non current assets	(959)	(148)
Increase in payments on account	50,300	33,283
Increase in other liabilities	10,370	32,905
Increase in other non current liabilities	1,028	232
Increase in income taxes payable	15,446	2,316
Decrease in accounts payable	(10,539)	(1,776)

Net cash provided by operating activities	198,373	86,035

Cash flows from investing activities:
Purchase of property, plant and equipment	(26,023)	(53,565)
Purchase of subsidiary undertakings and acquisition costs	(25,932)	(11,977)
Purchase of short term investments	(126,087)	(15,000)
Sale of short term investments	66,564	14,026
Cash received on acquisition	32	5
Grants received	501	400
Net cash used in investing activities	(110,945)	(66,111)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	17,400	30,435
Repayment of credit lines and facilities	(98,370)	(44,412)
Proceeds from exercise of share options	1,279	8,384
Share issuance costs	(69)	(128)
Tax benefit from the exercise of share options	101	3,991
Repayment of other liabilities	(216)	(22)
Net cash used in financing activities	(79,875)	(1,752)
Effect of exchange rate movements on cash	2,249	(2,625)
Net increase in cash and cash equivalents	9,802	15,547
Cash and cash equivalents at beginning of period	$58,378	$76,881

Cash and cash equivalents at end of period	$68,180	$92,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

Balance at December 31, 2008	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

Comprehensive Income:
Net income					63,425	63,425
Currency translation adjustment (net of tax)				14,818		14,818

Total comprehensive income						78,243
Share issuance costs			(69)			(69)
Exercise of share options	129,341	12	1,267			1,279
Non-cash stock compensation expense			4,934			4,934
Tax benefit on exercise of share options			101			101

Balance at September 30, 2009	58,647,536	$4,933	$168,290	$17,996	$349,635	$540,854

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2009

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2008. Operating results for the nine months ended September 30, 2009, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2009.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

2. Goodwill

	September 30,	December 31,
	2009	2008
	(in thousands)
Opening balance	$169,344	$123,879
Payments made in respect of current period acquisitions	2,006	55,674
Payments made in respect of prior period acquisitions	481	-
Foreign exchange movement	4,313	(10,209)

Closing balance	$176,144	$169,344

Acquisitions during the nine months ended September 30, 2009

During the nine months ended September 30, 2009, the Company completed the acquisitions of Qualia Clinical Services, Inc., a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant. In aggregate, the total purchase price for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.2 million, has been recorded as goodwill of $2.0 million, pending the Company’s finalization of the allocation of total consideration paid to acquire net tangible and intangible assets. These acquisitions have been accounted for in accordance with the Financial Accounting Standards Board’s new pronouncement on business combinations which is effective for all acquisitions which have taken place since January 1, 2009.

Prior Period Acquisitions

Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones are achieved during the year ended December 31, 2009. No amounts have been accrued in respect of the additional consideration payable.

The acquisition of Beacon has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The excess of consideration paid of $17.8 million, including costs of acquisition, over the carrying value of minority interest of $1.5 million, has been recorded as goodwill of $16.3 million, pending the Company’s finalization of the allocation of total consideration paid to acquired net tangible and intangible assets.  This will be completed prior to December 31, 2009.   Goodwill represents the acquisition of the minority interest in the net assets of Beacon.

Acquisition of Prevalere Life Sciences Inc.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.7 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009.  On April 30, 2009, $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  No amounts have been accrued for amounts potentially payable in respect of the year ended December 31, 2009.

The acquisition of Prevalere has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

November 14,
2008
(in thousands)
Property, plant and equipment	$2,614
Intangible assets	7,375
Goodwill	29,566
Cash	270
Other current assets	6,504
Current liabilities	(2,827)
Purchase price	$43,502

Goodwill represents the acquisition of an established workforce with experience in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies and allows ICON to participate in a growing market for these services.

Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  No additional amounts have been paid as these milestones were not achieved during the year ended December 31, 2008.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

February 11,
2008
(in thousands)
Property, plant and equipment	$327
Intangible assets	2,890
Goodwill	9,995
Cash	5
Other current assets	575
Current liabilities	(1,951)
Purchase price	$11,841

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

3. One-time net charges

One-time net charges recognized during the nine months ended September 30, 2009, comprise:

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
	(in thousands)		(in thousands)
Restructuring charge	-	-	$13,434	-
Research and development incentives	-	-	(4,493)	-
	-	-	$8,941	-

Restructuring Charge

In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates.  A restructuring charge of $13.4 million was recognised during the three months ended June 30, 2009, comprising $8.3 million in respect of office consolidations and $5.1 million is respect of workforce reductions.

Research and Development Tax Incentives

The Company has received research and development incentives in certain jurisdictions in which it operates.  Income of $4.5 million has been recognized during the nine months ended September 30, 2009, in respect of these incentives.

4. Income Taxes

	Three Months Ended		Nine Months Ended
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
	(in thousands)		(in thousands)
Provision for income taxes before one-time credits	$5,765	$5,355	$16,687	$14,493
One-time credits	-	-	(4,714)	-

Provision for income taxes after one time credits	$5,765	$5,355	$11,973	$14,493

Provision for income taxes for the nine months ended September 30, 2009, are inclusive of one-time credits which comprise corporation tax refunds arising from research and development tax credits received in certain jurisdictions in which the Company operates and the tax effect of restructuring costs recognized.

As at September 30, 2009, the Company maintains a $13.3 million liability (December 31, 2008: $11.1 million) for unrecognized tax benefit, which is comprised of $10.3 million (December 31, 2008: $9.3 million) related to items generating unrecognized tax benefits and $3.0 million (December 31, 2008: $1.8 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2004 through 2008 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2009	2008	2009	2008
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,624,028	58,451,960	58,579,402	58,156,869
Effect of dilutive share options outstanding	1,329,546	3,395,305	1,201,690	3,201,024
Weighted average number of ordinary shares for diluted net income per ordinary share	59,953,574	61,847,265	59,781,092	61,357,893

6. Stock Options

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2008 Option plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU Plan may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  No options can be granted after January 17, 2013.

The following table summarizes option activity for the nine months ended September 30, 2009:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2008	5,222,263	$17.98	$7.24

Granted	932,133	$21.54	$8.47
Exercised	(129,341)	$9.88	$4.40
Forfeited	(310,164)	$21.03	$8.17

Outstanding at September 30, 2009	5,714,891	$18.57	$7.45	4.97

Exercisable at September 30, 2009	2,738,474	$13.14	$5.52	3.74

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at September 30, 2009, is eight years.

The weighted average fair value of stock options granted during the nine months ended September 30, 2009, calculated using the Black-Scholes option pricing model, was $8.47 based on the following assumptions; dividend yield - 0%, risk free interest rate – 0.2%, expected volatility - 45% and weighted average expected life – 5.11 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011.  The market value of the Company’s shares on date of issue was $41.95.

Non-cash stock compensation expense for the three and nine months ended September 30, 2009, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2009	2008	2009	2008
	(In thousands)		(In thousands)

Direct costs	$924	$882	$2,718	$2,420
Selling, general and administrative	753	722	2,216	2,013

	$1,677	$1,604	$4,934	$4,433

Non vested shares outstanding as at September 30, 2009, are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2008	3,760,750	$20.69	$8.21

Granted	932,133	$21.54	$8.47
Vested	(1,532,639)	$14.88	$6.16
Forfeited	(183,827)	$26.66	$10.13

Non vested outstanding at September 30, 2009	2,976,417	$23.57	$9.23

As at September 30, 2009, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 2.1 years, amounted to $18.3 million.  The Company has granted options with fair values ranging from $3.17 to $13.93 per option or a weighted average fair value of $6.01 per option.  The Company issues new ordinary shares for all options exercised.   The total amount of fully vested share options which remained outstanding at September 30, 2009, was 2,738,474.  These fully vested options have an average remaining contractual term of 3.7 years, an average exercise price of $13.14 and a total intrinsic value of $31.1 million.  The total intrinsic value of options exercised during the three months ended September 30, 2009, was $0.7 million (three months ended September 30, 2008, was $3.9 million).  The total intrinsic value of options exercised during the nine months ended September 30, 2009, was $1.9 million (nine months ended September 30, 2008, was $23.4 million).

7. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Denmark, Sweden, Finland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, Australia, New Zealand and South Africa. Segment information for the three and nine months ended September 30, 2009, the three and nine months ended September 30, 2008 and as at September 30, 2009, and December 31, 2008, is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Ireland*	$46,182	$36,868	$116,908	$109,261
Rest of Europe	57,420	72,540	175,229	196,568
U.S.	98,172	93,601	314,869	286,236
Rest of the World	18,587	22,502	53,187	53,090

Total	$220,361	$225,511	$660,193	$645,155
* All sales shown for Ireland are export sales.

b)  The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Ireland	$21,767	$17,896	$45,349	$40,361
Rest of Europe	2,286	2,834	10,862	7,337
U.S.	4,844	5,353	18,502	23,781
Rest of the World	1,512	1,049	2,989	1,559

Total	$30,409	$27,132	$77,702	$73,038

c) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30, 2009	December 31, 2008
	(in thousands)
Ireland	$109,381	$101,715
Rest of Europe	17,569	18,071
U.S.	44,946	43,976
Rest of the World	10,646	7,986

Total	$182,542	$171,748

d) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Ireland	$2,442	$3,179	$6,901	$7,252
Rest of Europe	1,327	1,321	3,941	4,335
U.S.	3,752	2,852	10,319	7,431
Rest of the World	883	585	2,259	1,658

Total	$8,404	$7,937	$23,420	$20,676

e) The distribution of total assets by geographical area was as follows:

	September 30, 2009	December 31, 2008
	(in thousands)
Ireland	$320,755	$234,159
Rest of Europe	187,632	165,624
U.S.	378,664	442,351
Rest of the World	35,089	25,151

Total	$922,140	$867,285

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2008. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 7,000 employees, in 68 locations in 38 countries, providing Phase I - IV clinical trials management, drug development support services, data management and biostatistical services, clinical pharmacology, central laboratory services and imaging consulting.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 18 operations operating in U.S. dollars, 10 trading in Euros, 5 in pounds Sterling, 3 in Indian Rupee, 2 each in Russian Rouble, Swedish Krona, Singapore Dollar, and Japanese Yen,  and 1 each in Danish Krone, Czech Koruna, Lithuanian Litas, Latvian Lats, Ukraine Hryvnia, Hungarian Forint, Polish Zloty, Israeli New Shekels, Romanian New Leu, Canadian dollar, Mexican Peso, Brazilian Real, Colombian Peso, Argentine Peso, Chilean Peso, Peruvian Neuvo Sol, Chinese Yuan Renminbi, Hong Kong dollar, South Korean Won, Taiwan dollar, Thai Baht, Australian dollar, New Zealand dollar and South African Rand. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the Company's results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.  In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. The Company's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2009 compared with Three Months Ended September 30, 2008

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30,	September 30,	2008
	2009	2008	to 2009
			Percentage
	Percentage of Net Revenue		(Decrease)/Increase

Net revenue	100%	100%	(2.3%)
Costs and expenses:
Direct costs	57.7%	56.7%	(0.6%)
Selling, general and administrative	24.7%	27.7%	(13.0%)
Depreciation and amortization	3.8%	3.5%	5.9%
Income from operations	13.8%	12.0%	12.1%

Net revenue decreased by $5.1 million, or 2.3%, from $225.5 million for the three months ended September 30, 2008, to $220.4 million for the three months ended September 30, 2009. The decrease in net revenue is as a result of reduced business given the economic downturn, its impact on market confidence and the availability of funding for drug development.  For the three months ended September 30, 2009, we derived approximately 44.6%, 47.0% and 8.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs decreased by $0.7 million, or 0.6%, from $127.9 million for the three months ended September 30, 2008, to $127.2 million for the three months ended September 30, 2009. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This decrease was primarily due to a reduction in salary and related costs of $1.0 million, travel costs for project-related employees of $1.3 million and decreased laboratory expenses of $1.0 million. This was offset by an increase in study supplies and material expenses and other project related costs of $2.6 million. Direct costs as a percentage of net revenue increased from 56.7% for the three months ended September 30, 2008, to 57.7% for three months ended September 30, 2009.

Selling, general and administrative expenses decreased by $8.1 million, or 13.0%, from $62.5 million for the three months ended September 30, 2008, to $54.4 million for the three months ended September 30, 2009. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises primarily from a decrease of $4.6 million in personnel related costs, comprising salary and travel cost for selling, general and administrative employees and recruitment expenditure. Facilities and information systems costs decreased by $2.9 million, principally as a result of a reduction in utility costs and support and maintenance costs. The remainder of the decreases arise from a decrease in other overhead costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 27.7% in the three months ended September 30, 2008, to 24.7% in the three months ended September 30, 2009.

Total share based compensation expense recognized during the three months ended September 30, 2009 amounted to $1.7 million compared to $1.6 million during the three months ended September 30, 2008.

Depreciation and amortization expense increased by $0.5 million, or 5.9%, from $7.9 million for the three months ended September 30, 2008, to $8.4 million for the three months ended September 30, 2009. As a percentage of net revenue, depreciation and amortization increased from 3.5% for the three months ended September 30, 2008 to 3.8% for the three months ended September 30, 2009. The increase arises primarily from our continued investment in facilities and equipment  to support the Company’s growth.

Income from operations increased by $3.3 million, or 12.1%, from $27.1 million for the three months ended September 30, 2008, to $30.4 million for the three months ended September 30, 2009. As a percentage of net revenue, income from operations increased from 12.0% for the three months ended September 30, 2008, to 13.8% of net revenues for the three months ended September 30, 2009.

Net interest expense for the three months ended September 30, 2009, was $0.7 million, an increase of $0.5 million on net interest expense of $0.2 million for the three months ended September 30, 2008. Interest expense for the period decreased by $0.2 million from $0.9 million for the three months ended 30 September 2008 to $0.7 million for the three months ended September 30, 2009.  Interest income for the period decreased from $0.7 million for the three months ended September 30, 2008, to $0.05 million for the three months ended September 30, 2009.

Provision for income taxes increased from $5.4 million for the three months ended September 30, 2008, to $5.8 million for the three months ended September 30, 2009.  The Company’s effective tax rate for the three months ended September 30, 2009, was 19.4% compared with 19.9% for the three months ended September 30, 2008.

Nine Months Ended September 30, 2009 Compared with Nine Months Ended September 30, 2008

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30,	September 30,	2008
	2009	2008	to 2009
			Percentage
	Percentage of Net Revenue		Increase/(Decrease)

Net revenue	100%	100%	2.3%
Costs and expenses:
Direct costs	57.0%	56.4%	3.4%
Selling, general and administrative	26.3%	29.0%	(7.3%)
Depreciation and amortization	3.5%	3.2%	13.3%
One-time net charges	1.4%	-	100%
Income from operations	11.8%	11.3%	6.4%

Net revenue increased by $15.0 million, or 2.3%, from $645.2 million for the nine months ended September 30, 2008, to $660.2 million for the nine months ended September 30, 2009. The rate of increase in net revenue growth has slowed in recent quarters due to the economic downturn and its impact on market confidence and the availability of funding for drug development.  For the nine months ended September 30, 2009, we derived approximately 47.7%, 44.3% and 8.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs increased by $12.4 million, or 3.4%, from $364.1 million for the nine months ended September 30, 2008, to $376.5 million for the nine months ended September 30, 2009. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This increase was primarily due to increased salary and related costs of $8.9 million for project related employees, increased laboratory expenses of $1.4 million and increased study supplies and materials expenses of $4.4 million. These increases were offset by a reduction in travel costs for project related employees of $3.8 million. Direct costs as a percentage of net revenue increased from 56.4% for the nine months ended September 30, 2008, to 57.0% for the nine months ended September 30, 2009.

Selling, general and administrative expenses decreased by $13.7 million, or 7.3%, from $187.3 million for the nine months ended September 30, 2008, to $173.6 million for the nine months ended September 30, 2009. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises principally from decreases of $10.3 million in personnel related costs, comprising salary and travel cost for selling, general and administrative employees and recruitment expenditure. Facility and information system costs decreased by $2.4 million, principally as a result of a reduction in rent, utility and support and maintenance costs. The remainder of the decrease arises from a decrease in other overhead costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 29.0% for the nine months ended September 30, 2008, to 26.3% for the nine months ended September 30, 2009.

Total share based compensation expense recognized during the nine months ended September 30, 2009 amounted to $4.9 million compared to $4.4 million during the nine months ended September 30, 2008.

Depreciation and amortization expense increased by $2.7 million, or 13.3%, from $20.7 million for the nine months ended September 30, 2008 to $23.4 million for the nine months ended September 30, 2009. As a percentage of net revenue, depreciation and amortization, increased from 3.2% for the nine months ended September 30, 2008 to 3.5% for the nine months ended September 30, 2009. The increase arises primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.9 million have been recognised during the nine months ended September 30, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment has resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.4 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain jurisdictions in which it operates.

Including the impact of the recognition of these one-time charges, income from operations increased by $4.7 million, or 6.4%, from $73.0 million for the nine months ended September 30, 2008, to $77.7 million for the nine months ended September 30, 2009. As a percentage of net revenue, income from operations increased from 11.3% for the nine months ended September 30, 2008 to 11.8% for the nine months ended September 30, 2009. Excluding the impact of one-time net charges recognized during the period, income from operations as a percentage of net revenue increased from 11.3% for the nine months ended September 30, 2008 to 13.1% for the nine months ended September 30, 2009.

Net interest expense for the nine months ended September 30, 2009, was $2.3 million, an increase of $1.6 million on net interest expense of $0.7 million for the nine months ended September 30, 2008. Interest expense for the period decreased from $3.0 million for the nine months ended September 30, 2008, to $2.9 million for the nine months ended September 30, 2009.  Interest income for the period decreased from $2.2 million for the nine months ended September 30, 2008, to $0.6 million for the nine months ended September 30, 2009.

Provision for income taxes has decreased from $14.5 million for the nine months ended September 30, 2008, to $12.0 million for the nine months ended September 30, 2009.  The Company’s effective tax rate for the nine months ended September 30, 2009, was 15.9% compared with 20.0% for the nine months ended September 30, 2008. The decrease in the effective tax rate during the period arose principally from corporation tax refunds arising from research and development tax credits received in certain jurisdictions and the tax effect of restructuring costs recognised.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

Net cash at September 30, 2009 amounted to $144.6 million compared with net debt of $4.3 million at December 31, 2008. Net cash at September 30, 2009 comprised cash and cash equivalents of $68.2 million, short term investments of $104.7 million, less bank credit lines and loan facilities of $28.3 million. Net debt at December 31, 2008 comprised cash and cash equivalents of $58.4 million, short term investments of $42.7 million, less bank credit lines and loan facilities of $105.4 million.   Additional borrowings available to the Group under negotiated facilities at September 30, 2009 amounted to $160.3 million compared with $55.6 million at December 31, 2008.

Net cash provided by operating activities was $198.4 million for the nine months ended September 30, 2009, compared with cash provided by operating activities of $86.0 million for the nine months ended September 30, 2008.  The Group’s working capital at September 30, 2009 amounted to $215.7 million, compared to $186.0 million at December 31, 2008.  The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 39 days at September 30, 2009 and 70 days at December 31, 2008.  The decrease in the number of days revenue outstanding at September 30, 2009 resulted from improved working capital management during the period.

Net cash used in investing activities was $110.9 million for the nine months ended September 30, 2009, compared to $66.1 million for the nine months ended September 30, 2008. Net cash used in the nine months ended September 30, 2009 arises principally from capital expenditure, payments for purchase of subsidiary undertakings, and purchase of short term investments, offset by the sale of short term investments.

Capital expenditure for the nine months ended September 30, 2009, amounted to $26.0 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  Cash paid on acquisitions during the nine months ended September 30, 2009, amounted to $25.9 million, being cash paid for the acquisition of the remaining 30% of the common stock of Beacon of $17.8 million, $5.9 million relating to the acquisition of Prevalere Lifesciences, $0.3 million relating to the acquisition of the assets of the former Qualia Clinical Service and $1.9 million relating to the acquisition of Veeda Laboratories Limited.  $66.6 million was realized during the period from the sale of short term investments.  An additional $126.1 million of surplus cash balances were invested in short term investments during the period.

Net cash used by financing activities during the nine months ended September 30, 2009, amounted to $79.9 million compared with $1.8 million for the nine months ended September 30, 2008. During the nine months ended September 30, 2009, the Company repaid borrowings of $98.4 million. This was offset by $17.4 million in additional borrowings drawn down during the period.

As a result of these cash flows, cash and cash equivalents increased by $9.8 million for the nine months ended September 30, 2009, compared to $15.5 million for the nine months ended September 30, 2008.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($51.4 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At September 30, 2009, €7 million ($10.3 million), was available to be drawn under this facility.

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million.  The facilities comprise a one year Euro facility of approximately €20 million ($29.4 million), with the balance comprising a three year US dollar facility.  The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favor of the bank.  As at September 30, 2009, $75 million was available to be drawn under these facilities.

On January 2, 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  As at September 30, 2009, $25 million was available to be drawn under this facility.

On May 29, 2009, committed credit facilities were negotiated with Citibank Europe for $20 million.  The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million.  On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan.  These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favor of the bank.  As at September 30, 2009, the full amount of these facilities were available to be drawn down.

The weighted average margin payable on all current facilities is 2.17 per cent.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  No further payments have been made in respect of this acquisition as the performance milestones were not achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.7 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009.  On April 30, 2009, a further $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  No amounts have been accrued in respect of the milestones for the year ended December 31, 2009.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones are achieved during the year ended December 31, 2009.  No amounts have been accrued in respect of the potential additional consideration.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/ Ciaran Murray
Date October 19, 2009	Ciaran Murray
Chief Financial Officer